                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                  ------------------

                                     SCHEDULE 13D
                                  (Amendment No. 3)
                                    (RULE 13d-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   NHP Incorporated
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     62913E 10 5
--------------------------------------------------------------------------------
                                    (CUSIP Number)

                                   Terry Considine
                     Apartment Investment and Management Company
                        1873 South Bellaire Street, 17th Floor
                             Denver, Colorado 80222-4348
                                    (303) 757-8101

--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                       Copy to:

                                    Rod A. Guerra
                       Skadden, Arps, Slate, Meagher & Flom LLP
                          300 South Grand Avenue, Suite 3400
                         Los Angeles, California  90071-3144
                                    (213) 687-5000

                                  September 12, 1997
--------------------------------------------------------------------------------
                            (Date of Event Which Requires
                              Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

                            (Continued on following pages)

                                 (Page 1 of 16 Pages)

CUSIP No.  62913E 10 5               13D                    Page 2 of 16 Pages


  1  NAME OF REPORTING PERSONS
     APARTMENT INVESTMENT AND MANAGEMENT COMPANY

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     84-1259577
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a)   / /
                                                                      (b)   / /
  3  SEC USE ONLY

  4  SOURCE OF FUNDS
     BK, OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     MARYLAND
  NUMBER      7    SOLE VOTING POWER
 OF SHARES         6,930,122
  BENEFI-     8    SHARED VOTING POWER
  CIALLY           -0-
 OWNED BY     9    SOLE DISPOSITIVE POWER
  EACH RE-         6,930,122
  PORTING    10    SHARED DISPOSITIVE POWER
  PERSON           -0-
   WITH
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     6,930,122
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     53.3%
  14 TYPE OF REPORTING PERSON
     CO

CUSIP No.  62913E 10 5                   13D                Page 3 of 16 Pages


  1  NAME OF REPORTING PERSONS
     AIMCO-LP, INC.

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     EIN 84-1299717
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)  / /
                                                                       (b)  / /
  3  SEC USE ONLY

  4  SOURCE OF FUNDS
     BK, OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
  NUMBER      7    SOLE VOTING POWER
 OF SHARES         6,930,122
  BENEFI-     8    SHARED VOTING POWER
  CIALLY           -0-
 OWNED BY     9    SOLE DISPOSITIVE POWER
  EACH RE-         6,930,122
  PORTING    10    SHARED DISPOSITIVE POWER
  PERSON           -0-
   WITH
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     6,930,122
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     53.3%
  14 TYPE OF REPORTING PERSON
     CO

CUSIP No.  62913E 10 5                   13D                 Page 4 of 16 Pages
  1  NAME OF REPORTING PERSONS
     AIMCO-GP, INC.

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     84-1299715
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)  / /
                                                                       (b)  / /
  3  SEC USE ONLY

  4  SOURCE OF FUNDS
     BK, OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
  NUMBER      7    SOLE VOTING POWER
 OF SHARES         6,930,122
  BENEFI-     8    SHARED VOTING POWER
  CIALLY           -0-
 OWNED BY     9    SOLE DISPOSITIVE POWER
  EACH RE-         6,930,122
  PORTING    10    SHARED DISPOSITIVE POWER
  PERSON           -0-
   WITH
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     6,930,122
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     53.3%
  14 TYPE OF REPORTING PERSON
     CO

CUSIP No.  62913E 10 5                   13D                 Page 5 of 16 Pages


  1  NAME OF REPORTING PERSONS
     AIMCO PROPERTIES, L.P.

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     84-127561
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)  / /
                                                                       (b)  / /
  3  SEC USE ONLY

  4  SOURCE OF FUNDS
     BK, OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
  NUMBER      7    SOLE VOTING POWER
 OF SHARES         6,930,122
  BENEFI-     8    SHARED VOTING POWER
  CIALLY           -0-
 OWNED BY     9    SOLE DISPOSITIVE POWER
  EACH RE-         6,930,122
  PORTING    10    SHARED DISPOSITIVE POWER
  PERSON           -0-
   WITH
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     6,930,122
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     53.3%
  14 TYPE OF REPORTING PERSON
     CO

CUSIP No.  62913E 10 5                   13D                 Page 6 of 16 Pages

  1  NAME OF REPORTING PERSONS
     AIMCO/NHP HOLDINGS, INC.

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     91-1806147
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)  / /
                                                                       (b)  / /
  3  SEC USE ONLY

  4  SOURCE OF FUNDS
     BK, OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
  NUMBER      7    SOLE VOTING POWER
 OF SHARES         6,930,122
  BENEFI-     8    SHARED VOTING POWER
  CIALLY           -0-
 OWNED BY     9    SOLE DISPOSITIVE POWER
  EACH RE-         6,930,122
  PORTING    10    SHARED DISPOSITIVE POWER
  PERSON           -0-
   WITH
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     6,930,122
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     53.3%
  14 TYPE OF REPORTING PERSON
     CO

CUSIP No.  62913E 10 5                   13D                Page 7 of 16 Pages


  1  NAME OF REPORTING PERSONS
     TERRY CONSIDINE

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     ###-##-####
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)  / /
                                                                       (b)  / /
  3  SEC USE ONLY

  4  SOURCE OF FUNDS
     BK, OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  NUMBER      7    SOLE VOTING POWER
 OF SHARES         6,930,122
  BENEFI-     8    SHARED VOTING POWER
  CIALLY           -0-
 OWNED BY     9    SOLE DISPOSITIVE POWER
  EACH RE-         6,930,122
  PORTING    10    SHARED DISPOSITIVE POWER
  PERSON           -0-
   WITH
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     6,930,122
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     53.3%
  14 TYPE OF REPORTING PERSON
     IN

CUSIP No.  62913E 10 5                   13D                Page 8 of 16 Pages


  1  NAME OF REPORTING PERSONS
     PETER KOMPANIEZ

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     ###-##-####
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)  / /
                                                                       (b)  / /
  3  SEC USE ONLY

  4  SOURCE OF FUNDS
     BK, OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  NUMBER      7    SOLE VOTING POWER
 OF SHARES         6,930,122
  BENEFI-     8    SHARED VOTING POWER
  CIALLY           -0-
 OWNED BY     9    SOLE DISPOSITIVE POWER
  EACH RE-         6,930,122
  PORTING    10    SHARED DISPOSITIVE POWER
  PERSON           -0-
   WITH
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     6,930,122
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     53.3%
  14 TYPE OF REPORTING PERSON
     IN

         This Amendment No. 3 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D"), dated May 16, 1997, as amended by Amendments No. 1 and 2, dated June 17, 1997 and September 12, 1997, respectively, relating to the common stock, par value $.01 per share (the "NHP Common Stock"), issued by NHP Incorporated, a Delaware corporation, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

         Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Schedule 13D. The information set forth in the Exhibits attached thereto is hereby expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.

         Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are amended and restated in their entirety as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Apartment Investment and
Management Company, a Maryland corporation ("AIMCO"), AIMCO-LP, Inc., a Delaware corporation and a wholly owned subsidiary of AIMCO ("AIMCO-LP"), AIMCO-GP, Inc., a Delaware corporation and a wholly owned subsidiary of AIMCO ("AIMCO-GP"), AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), AIMCO/NHP Holdings, Inc., a Delaware corporation ("ANHI"), Terry Considine and Peter Kompaniez (collectively, the "Reporting Persons"). The general partner of AIMCO Properties is AIMCO-GP. Messrs. Considine and Kompaniez own all of the outstanding common stock of ANHI.

         The principal business of AIMCO, AIMCO-LP, AIMCO-GP and AIMCO Properties is the ownership and management of multifamily apartment properties. The principal business of ANHI is its investment in NHP Common Stock. Mr. Considine's principal occupation is Chairman of the Board and Chief Executive Officer of AIMCO. Mr. Kompaniez's principal occupation is Vice Chairman and President of AIMCO. Messrs. Considine and Kompaniez are both United States citizens. The address of the principal business and principal office of AIMCO, AIMCO-LP, AIMCO-GP, AIMCO Properties and ANHI, and the business address of Messrs. Considine and Kompaniez, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222-4348.

         The name, business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of AIMCO, AIMCO-LP, AIMCO-GP and ANHI are set forth on Schedules A, B, C and D, respectively, to this Schedule 13D.

         During the last five years, none of the Reporting Persons nor any other person or entity controlling any of such persons, nor, to the best of any of their knowledge, any of the other persons listed on Schedules A, B, C or D to this Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 5, 1997, pursuant to a Stock Purchase Agreement, dated as of April 16, 1997 (the "Stock Purchase Agreement"), by and among AIMCO, Demeter Holdings Corporation, a Massachusetts corporation ("Demeter"), and Capricorn Investors, L.P., a Delaware limited partnership ("Capricorn"), AIMCO acquired 2,866,073 shares of NHP Common Stock from Demeter, Capricorn and two of Capricorn's limited partners, The Peter and Pamela Mullin Family Charitable Foundation ("Mullin") and The Nash Family Foundation ("Nash" and, together with Demeter, Capricorn and Mullin, collectively, the "Sellers"), in exchange for 2,142,857 shares of Class A Common Stock, par value $.01 per share ("AIMCO Common Stock"), of AIMCO. AIMCO contributed such shares of NHP Common Stock to its wholly owned subsidiary, AIMCO-LP. AIMCO-LP contributed such shares of NHP Common Stock to AIMCO Properties in exchange for additional partnership interests in AIMCO Properties. AIMCO Properties contributed such shares of NHP Common Stock to ANHI in exchange for 95,000 shares of Series A Preferred Stock, par value $.01 per share ("ANHI Preferred Stock"), of ANHI.

     On May 5, 1997, pursuant to the Stock Purchase Agreement, ANHI acquired 3,630,000 shares of NHP Common Stock from Demeter for $72.6 million in cash. Such cash consideration was obtained by ANHI from the proceeds of a loan (the "Loan") made pursuant to a Credit Agreement, dated as of May 5, 1997 (the "Credit Agreement"), by and among ANHI, Bank of America National Trust and Savings Association ("BofA"), as lender, Smith Barney Mortgage Capital Group, Inc., as lender (together with BofA, the "Lenders"), and BofA, as agent. A copy of the Credit Agreement has been filed as Exhibit 2 to this Schedule 13D and is incorporated herein by this reference.

     On August 26, 1997, AIMCO sold 2,400,000 shares of AIMCO Common Stock to an institutional investor and used substantially all of the net proceeds from such sale to purchase 3,717,000 shares of NHP Common Stock from ANHI for an aggregate price of $74.3 million. ANHI used the proceeds from its sale of such shares of NHP Common Stock to repay its outstanding borrowings under the Credit Agreement, and terminated the Credit Agreement.


     On September 12, 1997, AIMCO sold 2,373,418 shares of AIMCO Common Stock to an institutional investor, used $40.0 million in proceeds from such sale to purchase 2,000,000 shares of NHP Common Stock from ANHI and used $7,039,500 of such proceeds to purchase 351,975 shares of NHP Common Stock from Demeter pursuant to the Stock Purchase Agreement. On September 12, 1997, AIMCO also acquired 82,074 shares of NHP Common Stock from Capricorn, Nash and Mullin in exchange for 61,364 shares of AIMCO Common Stock pursuant to the Stock Purchase Agreement.


     In addition, pursuant to the Stock Purchase Agreement, the Sellers are entitled to receive the shares of common stock ("WMF Stock") of WMF Group Ltd. (formerly NHP Financial Services, Ltd.), a Delaware corporation and a wholly owned subsidiary of NHP ("WMF"), that have been distributed in respect of the rights (the "Rights") attached to the shares of NHP Common Stock acquired pursuant to the Stock Purchase Agreement; provided, however, that, at the request of Demeter or Capricorn, the Sellers may receive an additional cash amount equal to the product of (x) the number of shares of NHP Common Stock so acquired, and (y) $3.05.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the shares of NHP Common Stock by the Reporting Persons is the acquisition of control of NHP. A copy of the Stock Purchase Agreement has been filed as Exhibit 3 to this Schedule 13D and is incorporated herein by this reference.

         AIMCO has entered into an Agreement and Plan of Merger, dated as of April 21, 1997 (the "Merger Agreement"), by and among AIMCO, AIMCO/NHP Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of AIMCO ("Merger Sub"), and NHP, which provides for the merger (the "Merger") of Merger Sub with and into NHP, with NHP surviving as a wholly owned subsidiary of AIMCO. In the Merger, each issued and outstanding share of NHP Common Stock, except shares issued and held in NHP's treasury or owned by AIMCO or Merger Sub, would be converted into, at the election of the holder, either (i) the right to receive 0.37383 shares of AIMCO Common Stock and $10 in cash (the "Mixed Consideration"), or (ii) the right to receive 0.74766 shares of AIMCO Common Stock. In the Merger, each outstanding Right would be converted, in accordance with its terms, into the right to receive one third of a share of WMF Stock. Upon consummation of the Merger, the NHP Common Stock would cease to be authorized to be quoted on the Nasdaq Stock Market and would be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Merger Agreement has been filed as Exhibit 4 to this
Schedule 13D and is incorporated herein by this reference.

         Pursuant to the Stock Purchase Agreement, Michael Eisenson, Timothy Palmer and Herbert S. Winokur, Jr. resigned as directors of NHP. On May 23, 1997, the Board of Directors of NHP appointed three executive officers of AIMCO, Messrs. Considine and Kompaniez and Thomas Toomey, to fill the vacancies created as a result of such resignations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


         AIMCO owns 6,151,049 shares of NHP Common Stock, which represent approximately 47.3% of the shares of NHP Common Stock outstanding as of October 30, 1997. AIMCO has the sole power to vote and the sole power to dispose of such shares of NHP Common Stock.

         ANHI owns 779,073 shares of NHP Common Stock, which represent approximately 6.0% of the shares of NHP Common Stock outstanding as of October 30, 1997. ANHI has the sole power to vote and the sole power to dispose of such shares of NHP Common Stock.

         Messrs. Considine and Kompaniez, as the owners of all of the outstanding shares of common stock of ANHI, may be deemed the beneficial owners of the 779,073 shares of NHP Common Stock owned by ANHI, which represent approximately 6.0% of the shares of NHP Common Stock outstanding as of October 30, 1997.

         Pursuant to Rule 13d-5(b)(1) of the Exchange Act, all of the Reporting Persons may be deemed the beneficial owners of the 6,151,049 shares of NHP Common Stock owned by AIMCO and the 779,073 shares of NHP Common Stock owned by ANHI, which represent, in the aggregate, approximately 53.3% of the shares of NHP Common Stock outstanding as of October 30, 1997.


         No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of NHP Common Stock acquired by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationship among the persons named in Item 2 or between such persons and any person with respect to any securities or NHP, except as set forth in Items 2, 3 and 4, and as described below.

         AIMCO and ANHI intend to vote all of their shares of NHP Common Stock in favor of a proposal to adopt and authorize the Merger Agreement at a special meeting of NHP stockholders expected to be held to consider and vote upon such proposal.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT          DESCRIPTION

  7              Joint Filing Agreement

                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 30, 1997               APARTMENT INVESTMENT AND MANAGEMENT
                                       COMPANY


                                      By:  /s/ Peter Kompaniez
                                           ------------------------------
                                           Peter Kompaniez
                                           Vice Chairman and President

                                      AIMCO-LP, INC.


                                      By:  /s/ Peter Kompaniez
                                           ------------------------------
                                           Peter Kompaniez
                                           Vice President

                                      AIMCO-GP, INC.


                                      By:  /s/ Peter Kompaniez
                                           ------------------------------
                                           Peter Kompaniez
                                           Vice President

                                      AIMCO PROPERTIES, L.P.

                                      By:  AIMCO-GP, INC.,
                                           General Partner


                                      By:  /s/ Peter Kompaniez
                                           ------------------------------
                                           Peter Kompaniez
                                           Vice President

                                      AIMCO/NHP HOLDINGS, INC.



                                      By:  /s/ Peter Kompaniez
                                           ------------------------------
                                           Peter Kompaniez
                                           Vice President

                                           /s/ PETER KOMPANIEZ
                                           ------------------------------
                                           PETER KOMPANIEZ

                                           /s/ TERRY CONSIDINE
                                           ------------------------------
                                           TERRY CONSIDINE

                                                                      SCHEDULE A
                           DIRECTORS AND EXECUTIVE OFFICERS
                    OF APARTMENT INVESTMENT AND MANAGEMENT COMPANY


         The name and present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Apartment Investment and Management Company are set forth below. Unless otherwise indicated, each individual's business address is the address of Apartment Investment and Management Company, 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222-4348, and each individual is a United States citizen.

  NAME AND BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION

Terry Considine*             Chairman of the Board of Directors and Chief
                             Executive Officer, Apartment Investment and
                             Management Company

Peter K. Kompaniez*          Vice Chairman of the Board of Directors and
                             President, Apartment Investment and Management
                             Company

Steven D. Ira                Executive Vice President -- START, Apartment
                             Investment and Management Company

Thomas W. Toomey             Executive Vice President -- Finance and
                             Administration, Apartment Investment and
                             Management Company

David L. Williams            Executive Vice President -- Property Operations,
                             Apartment Investment and Management Company

Harry G. Alcock              Senior Vice President -- Acquisitions, Apartment
                             Investment and Management Company

Joseph DeTuno                Senior Vice President -- Property Redevelopment,
                             Apartment Investment and Management Company

Jack W. Marquardt            Senior Vice President -- Accounting, Apartment
                             Investment and Management Company

Leeann Morein                Senior Vice President, Chief Financial Officer and
                             Secretary, Apartment Investment and Management
                             Company

R. Scott Wesson              Senior Vice President -- Chief Information Officer,
                             Apartment Investment and Management Company

Patti K. Fielding            Vice President -- Asset Management, Apartment
                             Investment and Management Company

Dora E. Chi                  Vice President -- Asset Management, Apartment
                             Investment and Management Company

Patricia K. Heath            Vice President and Chief Accounting Officer,
                             Apartment Investment and Management Company

Carla Stoner                 Vice President -- Finance and Administration,
                             Apartment Investment and Management Company

James Wallace                Vice President -- Tax, Apartment Investment and
                             Management Company

Richard S. Ellwood*          President, R.S. Ellwood & Co., Incorporated, a
20 Bingham Avenue            real estate investment banking firm with its
Rumson, New Jersey  07760    address at 20 Bingham Avenue, Rumson, New
                             Jersey  07760.

J. Landis Martin*            President and Chief Executive Officer, NL
1999 Broadway, Suite 4300    Industries, Inc., a manufacturer of specialty
Denver, Colorado  80202      chemicals with its address at 16825 Northchase
                             Drive, Suite 1200, Houston, Texas 77210.


------------------------------

*   Director of Apartment Investment and Management Company.

  NAME AND BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION

Thomas L. Rhodes*            President, National Review, Inc., the publisher of
215 Lexington Avenue         the NATIONAL REVIEW magazine, with its address
4th Floor                    at 215 Lexington Avenue, 4th Floor, New York,
New York, New York  10016    New York 10016.

John D. Smith*               President, John D. Smith Developments, a real
3400 Peachtree Road,         estate development firm with its address at 3400
Suite 831                    Peachtree Road, Suite 831, Atlanta, Georgia 30326
Atlanta, Georgia  30326




------------------------------

*   Director of Apartment Investment and Management Company.

                                                                      SCHEDULE B
                           DIRECTORS AND EXECUTIVE OFFICERS
                                  OF AIMCO-LP, INC.


         The name and present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of AIMCO-LP, Inc. are set forth below. Unless otherwise indicated, each individual's business address is the address of Apartment Investment and Management Company, 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222-4348, and each individual is a United States citizen.

  NAME AND BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION

Terry Considine*                  Chairman of the Board of Directors and Chief
                                  Executive Officer, Apartment Investment and
                                  Management Company

Peter K. Kompaniez*               Vice Chairman of the Board of Directors and
                                  President, Apartment Investment and Management
                                  Company

Leeann Morein                     Senior Vice President, Chief Financial
                                  Officer and Secretary, Apartment Investment and Management Company

Patricia K. Heath                 Vice President and Chief Accounting
                                  Officer, Apartment Investment and
                                  Management Company

David L. Williams                 Executive Vice President -- Property
                                  Operations, Apartment Investment and
                                  Management Company


------------------------------

*   Director of AIMCO-LP, Inc.

                                                                      SCHEDULE C
                           DIRECTORS AND EXECUTIVE OFFICERS
                                  OF AIMCO-GP, INC.


         The name and present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of AIMCO-GP, Inc. are set forth below. Unless otherwise indicated, each individual's business address is the address of Apartment Investment and Management Company, 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222-4348, and each individual is a United States citizen.

  NAME AND BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION

Terry Considine*                  Chairman of the Board of Directors and Chief
                                  Executive Officer, Apartment Investment and
                                  Management Company

Peter K. Kompaniez*               Vice Chairman of the Board of Directors and
                                  President, Apartment Investment and Management
                                  Company

Thomas W. Toomey                  Executive Vice President -- Finance and
                                  Administration, Apartment Investment and
                                  Management Company

Leeann Morein                     Senior Vice President, Chief Financial
                                  Officer and Secretary, Apartment Investment and Management Company

Patricia K. Heath                 Vice President and Chief Accounting Officer,
                                  Apartment Investment and Management Company

Harry G. Alcock                   Vice President -- Acquisitions, Apartment
                                  Investment and Management Company

David L. Williams                 Executive Vice President -- Property
                                  Operations, Apartment Investment and
                                  Management Company

John Alioto                       Vice President of California Property
2251 San Diego Avenue,            Management Operations, AIMCO-GP, Inc.
Suite A-250
San Diego, California 92110
------------------------------
*   Director of AIMCO-GP, Inc.

                                                                      SCHEDULE D
                           DIRECTORS AND EXECUTIVE OFFICERS
                             OF AIMCO/NHP HOLDINGS, INC.


         The name and present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of the AIMCO/NHP Holdings, Inc. are set forth below. Unless otherwise indicated, each individual's business address is the address of Apartment Investment and Management Company, 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222-4348, and each individual is a United States citizen.

  NAME AND BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION

Terry Considine*                  Chairman of the Board of Directors and Chief
                                  Executive Officer, Apartment Investment and
                                  Management Company

Peter K. Kompaniez*               Vice Chairman of the Board of Directors and
                                  President, Apartment Investment and Management
                                  Company

Thomas W. Toomey                  Executive Vice President -- Finance and
                                  Administration, Apartment Investment and
                                  Management Company

Leeann Morein                     Senior Vice President, Chief Financial
                                  Officer and Secretary, Apartment Investment and Management Company

Patricia K. Heath                 Vice President and Chief Accounting Officer,
                                  Apartment Investment and Management Company

Harold G. Alcock                  Vice President -- Acquisitions, Apartment
                                  Investment and Management Company

David L. Williams                 Executive Vice President -- Property
                                  Operations, Apartment Investment and
                                  Management Company



----------------------------------------

*   Director of AIMCO/NHP Holdings, Inc.

                                 EXHIBIT INDEX


EXHIBIT        DESCRIPTION

  7            Joint Filing Agreement